Red Metal Resources Ltd.

June 14, 2013

VIA EDGAR

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re: Red Metal Resources Ltd.

Post-Effective Amendment to Form S-1

Filed May 20, 2013

File No. File No. 333-174223

Dear Mr. Reynolds:

This letter is in response to your letter dated June 4, 2013 to Red Metal Resources Ltd. (the "Company") regarding the Post-Effective Amendment to Form S-1 filed by the Company on May 20, 2013. For your ease of reference, we have repeated the comments included in your letter immediately above each response. In conjunction with this letter, the Company has filed Post-Effective Amendment No. 3.

1.            We note that your original registration statement was declared effective on May 20, 2011 and included your financial statements for the year ended January 31, 2011. In Item 17 of that registration statement, you undertook to file post effective amendments in order to update your prospectus pursuant to Section 10(a)(3) of the Securities Act of 1933. It appears that your first Section 10(a)(3) update was required by May 31, 2012. Please advise us of the approximate amounts and dates of sales using the prospectus. We may have further comment. For additional guidance, please consider 1933 Act Forms C&I 113.02 and 1933 Act C&DI 139.28.

In response to your comment, please note that we have determined that only one stockholder, Lawrence J. Manolda, sold his stock. The sale of his 33,333 shares of common stock, took place on or before July 15, 2011. None of the warrants have been exercised by Mr. Manolda or by any of the selling stockholders.

2.            We note you have filed several prospectus supplements under Rule 424(b)(3). However, these filings only include cover pages and copies of various Exchange Act reports. Please confirm that filings you make in the future for updating purposes will provide the entire prospectus.

We confirm that the prospectus supplements the Company files in the future for updating purposes will include the entire prospectus.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

June 14, 2013

3.            Please revise to provide the interactive data required by Item 601(b)(101) of Regulation S-K.

We filed the interactive data required by Item 601(b)(101) of Regulation S-K as Post-Effective Amendment No. 2 to the Form S-1 on June 5, 2013. We have also filed the interactive data with Amendment No. 3.

In responding to your comments, the Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuan to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has adequately addressed your comments. If you have additional comments or questions, please contact Mary Ann Sapone, Esq. via e-mail at msapone@richardsonpatel.com or by telephone at (707) 937-2059.

Very truly yours,

RED METAL RESOURCES LTD.

By:	/s/ Caitlin Jeffs
Caitlin Jeffs
Chief Executive Officer